Exhibit 2.1

AMENDED AND RESTATED
SPIN-OFF AGREEMENT

This AMENDED AND RESTATED SPIN-OFF AGREEMENT (this “Agreement”), is dated as of April 25, 2007, by and among NACCO Industries, Inc., a Delaware corporation (“Parent”), Housewares Holding Company, a Delaware corporation and a wholly owned subsidiary of Parent (“Housewares”), Hamilton Beach, Inc., a Delaware corporation and a wholly owned subsidiary of Housewares (“Hamilton Beach”), and Hamilton Beach/Proctor-Silex, Inc. (“HB/PS”), a Delaware corporation and wholly owned subsidiary of Hamilton Beach.

RECITALS

A. On July 23, 2006, the parties hereto entered into that certain Spin-Off Agreement, which each of the parties hereby desires to amend and restate as set forth herein.

B. In accordance with the terms hereof, Housewares will make a pro rata distribution to Parent of all of the outstanding shares of capital stock of Hamilton Beach and, immediately thereafter, Parent will make a pro rata distribution to Parent stockholders of all of the outstanding shares of capital stock of Hamilton Beach (both distributions collectively the “Spin-Off”).

C. HB/PS will pay out of funds legally available therefor the Special Dividend (as defined herein) prior to the Spin-Off Date (as defined herein) to Hamilton Beach, as the holder of record of all of the capital stock of HB/PS and, immediately thereafter, Hamilton Beach will pay the Special Dividend to Housewares, and immediately thereafter, Housewares will pay the Special Dividend to Parent.

D. As a consequence of the Spin-Off, neither Hamilton Beach nor HB/PS will be a Subsidiary (as defined herein) of Parent.

E. Pursuant to Treasury Regulations Section 1.1502-6, Parent and each Subsidiary that was a member of the Parent Group (as defined herein), including Housewares and its consolidated Subsidiaries, during any part of a consolidated return year is severally liable for the consolidated federal income tax liability of the Parent Group for such year.

F. The Parties intend that the Spin-Off will qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”).

G. Parent and Hamilton Beach desire to allocate certain rights and responsibilities with respect to Taxes (as defined herein) and other responsibilities of Parent, Hamilton Beach and their respective Subsidiaries (as defined herein) and successors for periods before and after the Spin-Off and to provide for certain other Tax and other matters.

Accordingly, the parties agree as follows:

ARTICLE I

Definitions

1.1  Definitions.  In addition to the terms defined elsewhere herein, as used in this Agreement, the following terms will have the meanings specified below when used in this Agreement with initial capital letters:

“Action” means any controversy, claim, action, litigation, arbitration, mediation or any other proceeding by or before any Governmental Entity, arbitrator, mediator or other Person acting in a dispute resolution capacity, or any investigation, subpoena or demand preliminary to any of the foregoing.

“Affiliate” means, with respect to a Person, another Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“Business Day” means any day on which commercial banks in New York, New York are not required or authorized to be closed by Law or executive order.

“Cash and Cash Equivalents” means all cash, cash equivalents, including certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof, marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or an agency thereof, and investments in money market funds with assets of $5,000,000 or greater, and other liquid investments, including all deposited but uncleared bank deposits.

“Consolidated Return” means any federal income Tax Return filed with respect to the Parent Group.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Expenses” means all out-of-pocket costs and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party to this Agreement) incurred at or prior to the Spin-Off by a party to this Agreement or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement, the Transition Services Agreement, the Trademark License Agreement and the Spin-Off, excluding all costs and expenses that constitute ongoing business expenses (as opposed to Spin-Off-related expenses) of such party including, salary and benefits of a party’s employees or similar overhead costs that a party would have regardless of pursuit of the Spin-Off.

“Final Determination” means the final resolution of liability for any Tax for any taxable period, including any related interest, additions or penalties, by or as a result of: (i) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction; (ii) a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreement under the laws of other jurisdictions which resolves the entire Tax liability for any taxable period; or (iii) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered by the jurisdiction imposing the Tax.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Entity” means any arbitrator, court, judicial, legislative, administrative or regulatory agency, commission, department, board, bureau, body or other governmental authority or instrumentality or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, whether foreign, federal, state or local.

“Hamilton Beach Class A Common Stock” means the Class A common stock of Hamilton Beach, par value $0.01 per share.

“Hamilton Beach Class B Common Stock” means the Class B common stock of Hamilton Beach, par value $0.01 per share.

“Hamilton Beach Common Stock” means the Hamilton Beach Class A Common Stock and the Hamilton Beach Class B Common Stock, taken together.

“Hamilton Beach Financial Instruments” means all credit facilities, guarantees, commercial paper, interest rate swap agreements, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments used solely for the purposes of the conduct of Hamilton Beach’s business under which Parent or any of its Subsidiaries (other than Hamilton Beach or any of its Subsidiaries) has any primary, secondary, contingent, joint, several or other Liability after the Spin-Off Date.

“Hamilton Beach Group” means as the context may require, (i) Hamilton Beach, (ii) any one or more of those members of the affiliated group (as defined in Section 1504 of the Code) which following the Spin-Off will file a consolidated federal income Tax Return with Hamilton Beach, and/or (iii) any one or more of the corporations which following the Spin-Off will file consolidated or combined state or local Tax Returns with Hamilton Beach.

“HB/PS Term Loan Agreement” means the definitive term loan agreement of HB/PS containing substantially the terms contemplated by the Term Loan Commitment Letter.

“Indebtedness” means, of any Person at any date (x) any obligation of such Person (A) with respect to indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, including all accrued and unpaid interest, premiums, penalties and fees thereon (other than accounts payable, accrued expenses (including book overdrafts) and other current liabilities arising in the ordinary course of business) and/or (B) evidenced by a note, bond, debenture or similar instrument (including a purchase money obligation) or under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP, (y) any guarantee (or keepwell agreement) by such Person of any indebtedness of others described in the preceding clause (x), and (z) all obligations to reimburse any bank or other Person for amounts paid under a letter of credit or similar instrument.

“Indemnified Liability” means any liability imposed upon or incurred either by the Parent Group or the Hamilton Beach Group for which it is a Tax Indemnified Party, and for which it is to be indemnified under Section 3.6.

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Entity.

“Liability” or “Liabilities” mean all debts, liabilities and obligations whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same would properly be reflected on a balance sheet; provided that, except for references in Articles IV and VI, “Liabilities” will not include any liabilities for or in respect of Taxes, which will be governed solely by Article III of this Agreement, or any liabilities for or in respect of any benefit plans, programs, agreements, and arrangements, which will be governed solely by Articles IV and VI of this Agreement.

“Net Hamilton Beach Indebtedness” means (A) the aggregate amount of Indebtedness of Hamilton Beach and its Subsidiaries immediately prior to the Spin-Off Date which will remain an obligation of Hamilton Beach or any of Hamilton Beach’s Subsidiaries following the Spin-Off Date minus (B) the aggregate amount of Cash and Cash Equivalents of Hamilton Beach and Hamilton Beach’s Subsidiaries as of the Spin-Off Date. The Net Hamilton Beach Indebtedness will be calculated by Parent and Housewares in accordance with GAAP, consistently applied in good faith, utilizing the same methodology and adjustments as would be consistent with past practices.

“Order” means any order, judgment, ruling, decree, writ, permit, license or other requirement of any Governmental Entity.

“Parent Class A Common Stock” means the Class A common stock of Parent, par value $1.00 per share.

“Parent Class B Common Stock” means the Class B common stock of Parent, par value $1.00 per share.

“Parent Common Stock” means the Parent Class A Common Stock and the Parent Class B Common Stock, taken together.

“Parent Financial Instruments” means all credit facilities, guarantees, commercial paper, interest rate swap agreements, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments related to Parent’s business under which Hamilton Beach or any of its Subsidiaries has any primary, secondary, contingent, joint, several or other Liability after the Spin-Off Date.

“Parent Group” means, as the context may require, (i) Parent, (ii) any one or more of those members of the affiliated group (as defined in Section 1504 of the Code) which file a consolidated federal income Tax Return with Parent, and/or (iii) any one or more of the corporations which file consolidated or combined state or local Tax Returns with Parent.

“Person” means any individual or legal entity, including any partnership, joint venture, corporation, trust, unincorporated organization, limited liability company or Governmental Entity.

“Post-Closing Period” means all taxable periods or portions of periods beginning after the Spin-Off Date.

“Pre-Closing Period” means all taxable periods or portions of periods ending on or before the Spin-Off Date.

“Record Date” means the close of business on the date to be determined by the Board of Directors of Parent as the record date for determining stockholders of Parent entitled to receive the Spin-Off, which date will be a business day preceding the day of the Spin-Off Date.

“Special Dividend” means a dividend in an amount of $110 million, which amount will not exceed the “surplus” (as defined in Section 154 of the Delaware General Corporation Law) of HB/PS, and which will be declared and paid in cash by HB/PS prior to the Spin-Off.

“Spin-Off Date” means the date on which the Spin-Off occurs.

“Spin-Off Tax Opinion” means the opinion received by Parent pursuant to Section 7.1(c) of this Agreement.

“Straddle Period” means any Tax period that begins on or before, and ends after, the Spin-Off Date.

“Subsidiary” of any Person means any Person whose financial results are required to be consolidated with the financial results of the first Person in the preparation of the first Person’s financial statements under GAAP.

“Target Net Hamilton Beach Indebtedness” will be the amount of Indebtedness not to exceed $195 million.

“Taxes” means (a) any federal, state, local or foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, intangibles, franchise, backup withholding, or other tax, charge, levy, duty or like assessment, imposed by a Tax Authority together with all penalties and additions and interest thereon and (b) any liability for Taxes described in clause (a) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or pursuant to agreement, successor liability or otherwise, but does not include any Liabilities owed to, or imposed by, the Pension Benefit Guaranty Corporation under ERISA on account of the Parent Pension Plan or Other Parent Plan Obligations.

“Tax Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax and agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” means any decrease in Taxes paid or payable, any increase in any Tax attribute or any other beneficial Tax consequence.

“Tax Contest” means an audit, review, examination or any other administrative or judicial proceeding with the purpose or effect of redetermining any Taxes (including any administrative or judicial review of any claim for refund).

“Tax Detriment” means any increase in Taxes paid or payable, any decrease in any Tax attribute or any other adverse Tax consequence.

“Tax Return” means a report, return, statement or other information (including any attached schedules or any amendments to such report, return or other information) required to be supplied to or filed with a Tax Authority with respect to any Tax, including an information return, claim for refund, amended return or declaration of estimated Tax.

“Term Loan Commitment Letter” means the commitment letter attached hereto as Exhibit A.

“Trademark License Agreement” means the Trademark License Agreement between HB/PS and The Kitchen Collection, Inc., and joined in by Parent for the specific purposes provided therein, in substantially the form attached hereto as Exhibit B.

“Transition Services Agreement” means the Transition Services Agreement among Parent, Hamilton Beach and The Kitchen Collection, Inc., in substantially the form attached hereto as Exhibit C.

1.2  Other Definitions.  The following terms have the meanings given them as follows:

Term	Where Defined

Agent	2.6
Agreement	Preamble
AlixPartners	7.1	(a)
Code	Recitals
Confidential Information	5.7
Damages	6.1
Eligible Amount	3.2	(h)
Hamilton Beach	Preamble
Hamilton Beach Benefit Plans	4.1	(a)
Hamilton Beach Financing	2.1	(b)
Hamilton Beach Indemnified Parties	6.1
HB/PS	Preamble
Housewares	Preamble
Indemnified Party	6.5

Term	Where Defined

Indemnifying Party	6.5
Intended Tax Treatment of the Spin-Off	3.4
Delaware Litigation	5.3	(b)
Maximum Premium	5.8
Other Parent Plan Obligations	4.1	(b)
Other Parent Plans	4.1	(b)
Parent	Preamble
Parent Benefit Plans	4.1	(c)
Parent Indemnified Parties	6.2
Parent Pension Plan	4.1	(a)
Pension Plan Obligations	4.1	(a)
Share Issuance	2.4
Special Dividend Record Date	2.1	(a)
Spin-Off	Recitals
Tainting Act	5.2	(a)
Tax Indemnified Party	3.6	(a)
Tax Sharing Agreement	3.1	(a)

1.3  Interpretation.  (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein which are defined in GAAP have the meanings ascribed to them therein. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, that would violate any applicable Law.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

Spin-Off

2.1  Special Dividend; Hamilton Beach Financing.  (a) Subject to the terms hereof, (i) the Board of Directors of HB/PS will fix a special dividend record date (the “Special Dividend Record Date”) for the determination of its stockholders to which HB/PS will pay, out of funds legally available therefor, the Special Dividend prior to the Spin-Off Date, (ii) the Board of Directors of Hamilton Beach will fix the same Special Dividend Record Date for the determination of its stockholders to which Hamilton Beach will pay the same Special Dividend immediately after receipt thereof and prior to the Spin-Off Date, and (iii) the Board of Directors of Housewares will fix the same Special Dividend Record Date for the determination of its stockholders to which Housewares will pay the same Special Dividend immediately after receipt thereof and prior to the Spin-Off Date.

(b) On or prior to the Spin-Off Date, HB/PS will enter into the HB/PS Term Loan Agreement to pay the Special Dividend (the “Hamilton Beach Financing”).

(c) Parent, Hamilton Beach and HB/PS will use their respective commercially reasonable efforts to cause the Hamilton Beach Financing to be consummated and cause their respective employees, accountants, counsel and other representatives to reasonably cooperate with each other in carrying out the transactions contemplated by the Hamilton Beach Financing, including delivering all documents and instruments deemed reasonably necessary by Parent, Hamilton Beach or HB/PS and taking all actions reasonably necessary in connection with the Hamilton Beach Financing.

2.2  Financial Instruments.  (a) Hamilton Beach will, at its expense, take or cause to be taken all actions, and enter into (or cause its Subsidiaries to enter into) such agreements and arrangements, as will be reasonably necessary to effect the release of and substitution for Parent and each of its Subsidiaries (other than Hamilton Beach or any of its Subsidiaries), as of the Spin-Off Date, from all primary, secondary, contingent, joint, several and other Liabilities in respect of Hamilton Beach Financial Instruments to the extent related to Hamilton Beach or any of its Subsidiaries or Hamilton Beach’s business.

(b) Parent will, at its expense, take or cause to be taken all actions, and enter into (or cause its Subsidiaries to enter into) such agreements and arrangements, as will be necessary to effect the release of and substitution for Hamilton Beach and each of its Subsidiaries, as of the Spin-Off Date, from all primary, secondary, contingent, joint, several and other Liabilities, if any, in respect of Parent Financial Instruments to the extent related to Parent or any of its Subsidiaries (other than Hamilton Beach or any of its Subsidiaries) or Parent’s business.

(c) The parties’ rights and obligations under this Section 2.2 will continue to be applicable to all Hamilton Beach Financial Instruments and Parent Financial Instruments identified at any time by Parent or Hamilton Beach, whether before, on or after the Spin-Off Date.

2.3  Record Date and Spin-Off Date.  Subject to the satisfaction, or to the extent permitted by applicable Law, waiver of the conditions set forth herein, the Board of Directors of Parent, consistent with Delaware law, will establish the Record Date and the Spin-Off Date and any necessary or appropriate procedures in connection with the Spin-Off.

2.4  Hamilton Beach Share Issuance.  Immediately prior to the Spin-Off Date, Parent, Housewares and Hamilton Beach will take, or cause to be taken, all actions necessary to issue to Parent such number of shares of Hamilton Beach Common Stock, including, if applicable, by reclassifying the outstanding shares of Hamilton Beach Common Stock or by declaring a dividend payable in shares of Hamilton Beach Common Stock (the “Share Issuance”), for the purpose of increasing the outstanding shares of Hamilton Beach Common Stock such that, immediately prior to the Spin-Off Date, Hamilton Beach will have an aggregate number of outstanding shares of Hamilton Beach Class A Common Stock and Hamilton Beach Class B Common Stock that is equal to one-half of one share of Hamilton Beach Class A Common Stock and one-half of one share of Hamilton Beach Class B Common Stock for each share of Parent Common Stock issued and outstanding on the Record Date.

2.5  Net Hamilton Beach Indebtedness.  Immediately prior to the Spin-Off, after giving effect to the other transactions contemplated hereby, Hamilton Beach will have Net Hamilton Beach Indebtedness of not more than the Target Net Hamilton Beach Indebtedness.

2.6  Delivery of Shares to the Agent.  On or prior to the Spin-Off Date, Parent will authorize the book-entry transfer by Parent’s transfer agent, (the “Agent”) of all of the outstanding shares of Hamilton Beach Common Stock to be distributed in connection with the Spin-Off. After the Spin-Off Date, upon the request of the Agent, Hamilton Beach will provide all book-entry transfer authorizations that the Agent requires in order to effect the Spin-Off of the shares of Hamilton Beach Common Stock to Parent stockholders.

2.7  The Spin-Off.  Upon the terms and subject to the conditions of this Agreement, Housewares will declare and pay the Spin-Off of all of the shares of Hamilton Beach Common Stock held by Housewares and, immediately thereafter and following consummation of the Share Issuance, Parent will declare and pay the Spin-Off of all of the shares of Hamilton Beach Common Stock held by Parent. Until the consummation of the Spin-Off, the Agent will hold the shares of Hamilton Beach Common Stock as nominee on behalf of and for the benefit of the holders of Parent Common Stock. Upon consummation of the Spin-Off, pursuant to, and in accordance with the terms hereof, the Agent will distribute by book-entry transfer (i) in respect of each outstanding share of Parent Class A Common Stock held by holders of record of Parent Class A Common Stock on the Record Date, one-half of one share of Hamilton Beach Class A Common Stock and one-half of one share of Hamilton Beach Class B Common Stock and (ii) in respect of each outstanding share of Parent Class B Common Stock held by holders of record of Parent Class B Common Stock on the Record Date, one-half of one share of Hamilton Beach Class A Common Stock and one-half of one share of Hamilton Beach Class B Common Stock.

2.8  Fractional Shares.  No certificate or scrip representing fractional shares of Hamilton Beach Common Stock will be issued as part of the Spin-Off. Each holder of Parent Common Stock who otherwise would have been entitled to a fraction of a share of Hamilton Beach Class A Common Stock or Hamilton Beach Class B Common Stock pursuant to Section 2.7 (after aggregating all of such Person’s shares of Hamilton Beach Class A Common and aggregating all of such Person’s shares of Hamilton Beach Class B Common Stock immediately prior to the consummation of the Spin-Off) will receive a cash payment in lieu of such fractional shares. Parent will instruct the Agent to (i) determine the number of whole shares and fractional shares of Hamilton Beach Class A Common Stock and Hamilton Beach Class B Common Stock allocable to each holder of record or beneficial owner of Parent Common Stock on the Spin-Off Date, (ii) aggregate all such fractional shares into whole shares of Hamilton Beach Class A Common Stock and Hamilton Beach Class B Common Stock, (iii) convert the whole shares of Hamilton Beach Class B Common Stock into shares of Hamilton Beach Class A Common Stock, (iv) sell the whole shares of Hamilton Beach Class A Common Stock obtained in clauses (ii) and (iii) in the open market on behalf of holders of record or beneficial owners who otherwise would be entitled to receive fractional shares of Hamilton Beach Common Stock, and (v) distribute to each such holder or for the benefit of each such beneficial owner such holder’s or owner’s ratable share of the total proceeds (net of total selling and conversion expenses) of such sale; provided, however, that the Agent will have sole discretion to determine when, how, through which broker-dealer and at what price to execute the sales; provided, further, that neither the Agent nor any broker-dealer used by the Agent will be an Affiliate of Parent or Hamilton Beach.

ARTICLE III

Taxes

3.1  Tax Sharing Agreement.  (a) Except as otherwise provided herein, the Tax liability of Parent and each of the Parent Group and the Hamilton Beach Group for a Pre-Closing Period will be determined by the Amended Tax Sharing Agreement, dated as of May 14, 1997 (the “Tax Sharing Agreement”), which will continue in full force and effect and fixes the rights and obligations of the parties thereto as to the matters covered thereby except to the extent specifically modified or supplemented herein.

(b) Immediately prior to the Spin-Off Date, Sections 4(g)(2) and 4(g)(3) of the Tax Sharing Agreement will become inapplicable solely with respect to the Hamilton Beach Group. After the close of the consolidated taxable year during which the Spin-Off occurs, Parent and the Hamilton Beach Group will make any final payments required by Sections 3 and 4 (not including Sections 4(g)(2) and 4(g)(3)) of the Tax Sharing Agreement. After the Spin-Off Date, solely with respect to the Hamilton Beach Group, the second to last sentence of Section 5 of the Tax Sharing Agreement will become inapplicable and the following sentence will become applicable: “Any amount due to such Former Member from Parent as a result of such a redetermination shall be paid to such Former Member.”

3.2  Preparation of Tax Returns.  (a) The taxable period of the Hamilton Beach Group will be treated as ending at the close of business on the Spin-Off Date; if the taxable period does not end on the Spin-Off Date, the Parties will apportion all tax items between the Pre-Closing Period and the Post-Closing Period based on the closing of the books method.

(b) For all Pre-Closing Periods, Parent will prepare or cause to be prepared, and timely file or cause to be timely filed, the Consolidated Return and all other Tax Returns that are filed on a consolidated, combined or unitary basis and include the Hamilton Beach Group. With respect to the taxable period that includes the Spin-Off Date, Parent will include each member of the Hamilton Beach Group in such Tax Returns to the extent permitted by Law, but only for the Pre-Closing Period as determined in accordance with Section 3.2(a). Parent will provide Hamilton Beach with a copy of each Tax Return prepared by or on behalf of the Parent Group pursuant to this Section 3.2(b), together with any supporting schedules, but only as such Tax Return and supporting schedules pertain to the Hamilton Beach Group (including its rights and obligations under this Agreement and the Tax Sharing Agreement), at least 30 days before the date such Tax Return is to be filed.

(c) Except as provided in Section 3.5, the liability of the Hamilton Beach Group for any Taxes shown on a consolidated, combined or unitary income Tax Return for a Pre-Closing Period shall not exceed the amount of Tax that would have been shown had the Hamilton Beach Group separately filed such income Tax Return without inclusion of any other member of the Parent Group.

(d) With respect to any Pre-Closing Period or Straddle Period for which Parent must file a Tax Return pursuant to Section 3.2(a) or (b), Hamilton Beach will, at least 90 days before the date on which such Tax Return is to be filed by Parent, provide to Parent all supporting work papers and schedules that pertain to the Hamilton Beach Group and are necessary for Parent to prepare any such Tax Returns.

(e) For all Pre-Closing Periods or Straddle Periods, Hamilton Beach (except as provided in Section 3.2(b)) will prepare or cause to be prepared, and timely file or cause to be timely filed, all Tax Returns that the Hamilton Beach Group has historically filed in accordance with past practice.

(f) The filing of all Tax Returns relating to the Hamilton Beach Group for Post-Closing Periods will be the responsibility of Hamilton Beach. Unless otherwise provided in this Agreement, the Hamilton Beach Group will pay all Taxes and will be entitled to receive and retain all Tax Benefits, including refunds of Taxes, with respect to the Hamilton Beach Group for any Post-Closing Period. Except as otherwise provided herein or with Parent’s prior written consent, which consent will not be unreasonably withheld or delayed, all Tax Returns of the Hamilton Beach Group for the two (2) taxable periods beginning immediately after the Spin-Off Date will be prepared on a basis consistent with the elections, accounting methods, conventions, assumptions and principles of taxation used by the Hamilton Beach Group for the most recent Pre-Closing Period that includes the Spin-Off Date.

(g) Except as otherwise provided herein, all Tax Returns and schedules prepared pursuant to Sections 3.2(a), 3.2(b) and 3.2(e) will be prepared on a basis consistent with the elections, accounting methods, conventions, assumptions and principles of taxation used for the most recent taxable periods for which Tax Returns of the Parent Group (including for this purpose the Hamilton Beach Group) have been filed.

(h) In the event any net operating loss, capital loss, credit or other Tax attribute of the Hamilton Beach Group for any Post Closing Period is eligible to be carried back to a taxable period beginning prior to the Spin-Off Date (any such amount, an “Eligible Amount”), Hamilton Beach will, where permissible, elect instead to carry such Eligible Amount forward to subsequent taxable periods; provided, however, if such Eligible Amount, pursuant to an affirmative requirement of Law, may only be carried back to a taxable period of the Parent Group beginning prior to the Spin-Off Date, Hamilton Beach will be entitled to receive and retain any Tax Benefit; provided further, however, if Hamilton Beach carrying such Eligible Amount back to a taxable period beginning prior to the Spin-Off Date results in any Tax Detriment to any member of the Parent Group, Hamilton Beach will reimburse Parent for that Tax Detriment at the time any Tax Benefit is received by Hamilton Beach.

(i) Except as may be required by Law or otherwise provided herein, Hamilton Beach will not amend any income Tax Return that (i) was previously filed on a consolidated, combined or unitary basis, and (ii) included a member of the Parent Group (excluding for this purpose the Hamilton Beach Group), without Parent’s prior written consent, which consent will not be unreasonably withheld; provided, however, if such amendment results in any Tax Detriment to any member of the Parent Group, Hamilton Beach will reimburse Parent for that Tax Detriment at the time Hamilton Beach amends such Tax Return. Parent will provide Hamilton Beach with written notice within ten Business Days of adjusting, whether by amendment or otherwise (including adjustments pursuant to a Final Determination), any income Tax Return for any Pre-Closing Tax Period that reflects any member of the Hamilton Beach Group.

(j) If, with respect to a Pre-Closing Period, a Tax Return of the Parent Group that includes the Hamilton Beach Group is adjusted, whether by amendment or otherwise (including adjustments pursuant to a Final Determination), and if such adjustment results in a Tax Benefit to the Parent Group (excluding for this purpose any member of the Hamilton Beach Group), within 10 days of actual receipt of any such Tax Benefit, Parent will reimburse Hamilton Beach for (i) the excess, if any, by which (A) the Tax Benefits, net of any Tax Detriments, actually received by the Parent Group exceeds (B) the Tax Benefits, net of any Tax Detriments, that would have been received by the Parent Group without the inclusion of any member of the Hamilton Beach Group for such Pre-Closing Period plus (ii) the portion of the interest actually received by the Parent Group from any Tax Authority, if any, allocable to the amount described in clause (i) above.

3.3  Cooperation and Exchange of Information.  (a) Parent and Hamilton Beach will, and will cause each member of the Parent Group or the Hamilton Beach Group, respectively, to, retain adequate records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns required to be filed by any member of the Parent Group or the Hamilton Beach Group and for any Tax Contest relating to such Tax Returns or to any Taxes payable by any member of the Parent Group or the Hamilton Beach Group.

(b) Each of the parties will provide the other parties with such cooperation and information as is reasonably requested in (i) filing any Tax Return, (ii) determining a liability for Taxes or a right to a refund of Taxes, or (iii) participating in or conducting any Tax Contest or other proceeding in respect of Taxes. Such cooperation and information will include the furnishing or making available of records, personnel, books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, determination of the right to a refund, the conduct of audit examinations or the defense of claims by Tax Authorities as to the imposition of Taxes.

(c) The obligations set forth above in Sections 3.3(a) and 3.3(b) will continue until the longer of (i) the time of a Final Determination or (ii) expiration of all applicable statutes of limitations, to which the records and information relate. For purposes of the preceding sentence, each party will assume that no applicable statute of limitations has expired unless such party has received notification or otherwise has actual knowledge that such statute of limitations has expired.

(d) Any information obtained under this Section 3.3 will be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns, in conducting a Tax Contest or other proceeding, or as required by Law.

3.4  Parent Spin-Off Tax Liability.  Except as otherwise provided in Section 3.5, Parent will be liable for, and will indemnify and hold harmless Hamilton Beach and each member of the Hamilton Beach Group from and against any liability (including reasonable attorneys’ fees and other costs incurred in connection therewith) for (i) any Tax resulting from the Spin-Off failing to qualify for tax-free treatment under Section 355 of the Code (the “Intended Tax Treatment of the Spin-Off”), or corresponding provisions of other applicable Tax Laws, (ii) any Tax resulting from any income or gain recognized by Parent or any member of the Parent Group and the Hamilton Beach Group under Treasury Regulation Sections 1.1502-13 or 1.1502-19, or any corresponding provisions of other applicable Tax Laws, as a result of the Spin-Off, (iii) any sales and use, gross receipts or other transfer Taxes imposed on the transfers occurring pursuant to the Spin-Off, (iv) any Tax of the Parent Group by reason of the Hamilton Beach Group being severally liable for such Tax pursuant to Treasury Regulations Section 1.1502-6 or any analogous provision of state or local or foreign Law.

3.5  Hamilton Beach Spin-Off Tax Liability.  Except as otherwise provided in Section 3.4, Hamilton Beach will be liable for, and will indemnify and hold harmless Parent and each member of the Parent Group from and against any liability (including reasonable attorneys’ fees and other costs incurred in connection therewith) for any Tax resulting from any income or gain recognized by Parent or any member of the Parent Group as a result of the Spin-Off failing to qualify for the Intended Tax Treatment of the Spin-Off to the extent arising from (i) any breach by Hamilton Beach of the representations or covenants under Article V hereof or (ii) a Tainting Act (as defined herein) with respect to which the exception under Section 5.2(c)(i), but not Section 5.2(c)(ii), is satisfied; provided, however, that Hamilton Beach will not be liable under this Agreement for the failure of the Spin-Off to qualify for the Intended Tax Treatment of the Spin-Off if such failure results from or is attributable to (w) the consummation of the Spin-Off or other action taken by Hamilton Beach or any of its Subsidiaries expressly permitted or required by the terms of this Agreement, the Transition Services Agreement or the Trademark License Agreement, (x) a Tainting Act (as defined herein) with respect to which the exception under Section 5.2(c)(ii) is satisfied or (y) any action taken, or failure to act, by Hamilton Beach prior to the Spin-Off Date at the written or oral direction of Parent or Housewares.

3.6  Tax Contests.  (a) Each party that may be entitled to indemnification under this Agreement (a “Tax Indemnified Party”) will provide prompt written notice to the other parties of any pending or threatened Tax audit, assessment or proceeding or other Tax Contest of which the Tax Indemnified Party becomes aware for which the Tax Indemnified Party is indemnified pursuant to this Agreement; provided, however, that any delay or failure to give such prompt written notice will not affect the indemnifying party’s indemnification obligations under this Agreement except to the extent the indemnifying party’s defense of such Tax Contests is adversely prejudiced by such delay. Written notice provided pursuant to this Section 3.6(a) will contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and will be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters.

(b) Each of Parent and Hamilton Beach will promptly notify the other in writing if it obtains knowledge that any Tax Authority has begun to investigate or inquire into the Spin-Off (whether or not such investigation or inquiry is a formal or informal investigation or inquiry, and whether or not the party obtaining such knowledge has any obligation to indemnify the other with respect to such matter); provided, however, that any delay or failure to give such prompt written notice will not affect the indemnifying party’s indemnification obligations under this Agreement except to the extent the indemnifying party’s defense of such Tax Contest is adversely prejudiced by such delay. Such notice will contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and will be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters. Each of the parties will

(i) consult with the other from time to time as to the conduct of such investigation or inquiry, (ii) provide the other with copies of all correspondence provided on its behalf (or on behalf of any member of the Parent Group or the Hamilton Beach Group) to such Tax Authority with respect to such investigation or inquiry, and (iii) arrange for a representative of the other to be present at (but not participate in, except as otherwise provided in Section 3.6(d) below) all meetings with such Tax Authority pertaining to such investigation or inquiry.

(c) Promptly upon receipt of notice as provided in Section 3.6(a), the indemnifying party will confirm in writing to the Tax Indemnified Party that the liability asserted in the notice of deficiency, claim or adjustment or other written communication would, if imposed upon or incurred by the Tax Indemnified Party, be an Indemnified Liability, unless the indemnifying party believes in good faith that such liability would not be an Indemnified Liability in which case it will set forth in writing to the Tax Indemnified Party the grounds for such belief.

(d) Any proceeding that may result in an Indemnified Liability, which is acknowledged as such by indemnifying party pursuant to Section 3.6(c) hereof, will be conducted in accordance with this Section 3.6(d) hereof.

(i) Promptly upon the indemnifying party’s written acknowledgment that the asserted liability is an Indemnified Liability pursuant to Section 3.6(c) hereof, the indemnifying party will assume and direct the defense or settlement of the Tax Contest, subject to the participation and consultation of the Tax Indemnified Party. If the Indemnified Liability is grouped with other unrelated asserted liabilities or issues in the proceeding, the Tax Indemnified Party and the indemnifying party will use their respective commercially reasonable efforts to cause the Indemnified Liability to be the subject of a separate Tax Contest. If such severance is not possible, the indemnifying party will assume and direct and be responsible only for the matters relating to the Indemnified Liability.

(ii) The indemnifying party will pay all expenses related to the Indemnified Liability, including fees for attorneys, accountants, expert witnesses or other consultants retained by it and, to the extent that any such expenses have been or are paid by the Tax Indemnified Party, the indemnifying party will promptly reimburse the Tax Indemnified Party therefor.

(iii) The Tax Indemnified Party will not pay (unless otherwise required by a proper notice of assessment and after prompt notification to the indemnifying party of the Tax Indemnified Party’s receipt of notice and demand for payment), settle, compromise or concede any portion of the Indemnified Liability without the written consent of the indemnifying party. The Tax Indemnified Party will, at the indemnifying party’s sole cost (including any reasonable out-of-pocket costs incurred by the Tax Indemnified Party), take such action as the indemnifying party may reasonably request (including the execution of powers of attorney for one or more persons designated by the indemnifying party and the filing of a petition, complaint, amended Tax Return or claim for refund) in contesting the Indemnified Liability. The indemnifying party will, on a timely basis, keep the Tax Indemnified Party informed of all developments in the proceeding and provide the Tax Indemnified Party with copies of all pleadings, briefs, orders, and other written papers pertaining thereto.

(iv) Subject to satisfaction of the conditions herein set forth, the indemnifying party may direct the Tax Indemnified Party to settle the Indemnified Liability on such terms and for such amount as the indemnifying party may direct. The Tax Indemnified Party may condition such settlement on receipt, prior to the settlement, from the indemnifying party of the indemnity payment with respect to the Indemnified Liability less any amounts to be paid directly by the indemnifying party to the Tax Authority. The indemnifying party may direct the Tax Indemnified Party, at the indemnifying party’s expense, to pay an asserted deficiency for the Indemnified Liability out of funds provided by the indemnifying party, and to file a claim for refund.

(e) Should the indemnifying party not provide the Tax Indemnified Party with the confirmation contemplated by Section 3.6(c) hereof within thirty (30) days following receipt of notice provided in Section 3.6(a) hereof, or should the Tax Indemnified Party reasonably determine after due investigation that the indemnifying party may not be able to pay the full amount of the Indemnified Liability, if required, and the indemnifying party fails to furnish a guarantee or performance bond satisfactory to the Tax Indemnified Party in an amount equal to the amount of the Indemnified Liability then being asserted by the Tax Authority, then the Tax Indemnified Party may assume control of the Tax Contest in accordance with this Section 3.6(e).

(i) The Tax Indemnified Party will diligently defend against the claim of the Tax Authority, including the pursuit of the appeal of any adverse determinations to the appropriate tribunal (unless advised in writing by independent outside counsel in its reasonable judgment at the indemnifying party’s sole cost that the Tax Indemnified Party would not prevail upon any such appeal) and will employ such resources, including independent counsel, in conducting such defense as are reasonably commensurate to the nature and magnitude of the claim.

(ii) The Tax Indemnified Party will consult with the indemnifying party as to the conduct of all proceedings, will provide the indemnifying party with copies of all protests, pleadings, briefs, filings, correspondence and similar materials relative to the proceedings and will arrange for a representative of the indemnifying party to be present at (but not to participate in) all meetings with the relevant Tax Authority and all hearings before any court.

(iii) The Tax Indemnified Party will not settle, compromise or concede any claim that would result in an Indemnified Liability unless the Tax Indemnified Party has made the determination, and has been so advised in writing by independent outside counsel at the indemnifying party’s sole expense, that such settlement is reasonable in the circumstance.

(f) Unless otherwise agreed in writing, the indemnifying party will pay to the Tax Indemnified Party the amount with respect to an Indemnified Liability (less any amount paid directly by the indemnifying party to the Tax Authority or made available to the Tax Indemnified Party under Section 3.6(e) hereof) at least two Business Days prior to the date payment of the Indemnified Liability is to be made to the Tax Authority. Such payment will be paid by the indemnifying party to the Tax Indemnified Party by wire transfer of immediately available funds to an account designated by the Tax Indemnified Party by written notice to the indemnifying party at least 15 business days prior to the due date of such payment. If the indemnifying party delays making payment beyond the due date hereunder, it will pay interest to the Tax Indemnified Party on the amount unpaid at the rate of the monthly average of the “prime rate” as published in the Wall Street Journal for each day and the actual number of days for which any amount due hereunder is unpaid; provided, however, that this provision for interest will not be construed to give the indemnifying party the right to defer payment beyond the due date hereunder.

(g) Should the Tax Indemnified Party or any member of the Parent Group or Hamilton Beach Group, as applicable, receive a refund in respect of amounts paid by the indemnifying party to any Tax Authority on the Tax Indemnified Party’s behalf, or paid by the indemnifying party to the Tax Indemnified Party for payment to a Tax Authority, or should any such amounts that would otherwise be refundable to the Tax Indemnified Party be applied or credited by the Tax Authority to obligations of the Tax Indemnified Party or any member of the Parent Group or Hamilton Beach Group, as applicable, unrelated to an Indemnified Liability, then the Tax Indemnified Party will, promptly following receipt (or notification of credit), remit such refund (including any statutory interest that is included in such refund or credited amount) to the indemnifying party.

(h) Subject to the provisions of Section 3.3 hereof, Parent and Hamilton Beach will reasonably cooperate with one another in a timely manner in any Tax Contest involving any matter that may result in an Indemnified Liability. Parent and Hamilton Beach agree that such cooperation will include making available to the other party, during normal business hours, all books, records and information, officers and employees (without substantial interruption of employment) necessary or useful in connection with any such judicial or administrative Tax Contest. The party requesting or otherwise entitled to any books, records, information, officers or employees pursuant to this Section 3.6(h) will bear all reasonable out-of-pocket costs and expenses (except reimbursement of salaries, employee benefits and general overhead) incurred in connection with providing such books, records, information, officers or employees.

ARTICLE IV

Employee Matters

4.1  Employee Matters.  (a) Employees and former employees of Hamilton Beach and its Subsidiaries are currently provided benefits under employee benefit plans, programs, policies or arrangements that are sponsored and maintained by Hamilton Beach or a Subsidiary of Hamilton Beach (collectively, the “Hamilton Beach Benefit Plans”). On and after the Spin-Off Date, employees and former employees of Hamilton Beach and its Subsidiaries will continue to receive benefits under the Hamilton Beach Benefit Plans. Immediately prior to the Spin-Off Date, Hamilton Beach will, and Parent will cause Hamilton Beach to, withdraw from and cease its participation in the Combined Defined Benefit Plan for Parent and its Subsidiaries (the “Parent

Pension Plan”) and, as a result thereof, employees of Hamilton Beach and its Subsidiaries will cease to participate in the Parent Pension Plan as active participants thereunder immediately prior to the Spin-Off Date but will continue to be entitled to receive any benefits that have previously accrued under the Parent Pension Plan, in accordance with the terms thereof, as in effect from time to time. The assets and Liabilities of the Parent Pension Plan (including the assets and Liabilities relating to the employees and former employees of Hamilton Beach and its Subsidiaries) will remain with Parent and its Subsidiaries (other than Hamilton Beach and its Subsidiaries) and no such assets or Liabilities will be transferred to Hamilton Beach and its Subsidiaries as a result of the Spin-Off. In furtherance of, but without limiting the foregoing, effective as of the Spin-Off Date, (1) Hamilton Beach and its Subsidiaries will have no Liability or obligations, and Parent agrees to assume and pay for any such Liabilities or obligations, under the Parent Pension Plan (the “Pension Plan Obligations”) and (2) Hamilton Beach and its Subsidiaries will have no further responsibility for the administration of the Parent Pension Plan except as specified in the Transition Services Agreement.

(b) Effective as of the Spin-Off Date (1) Hamilton Beach and its Subsidiaries will have no Liability or obligations, and Parent agrees to assume and pay for any Liabilities or obligations under or relating to any nonqualified plans or other employee benefit plans or arrangements sponsored or maintained by Parent, including as required by, or imposed pursuant to, applicable Law (all of such plans or arrangements other than the Parent Pension Plan being referred to as the “Other Parent Plans” and all of such Liabilities or obligations described in this Section 4.1(b) being referred to as the “Other Parent Plan Obligations”) and (2) Hamilton Beach and its Subsidiaries will have no responsibility for the administration of the Other Parent Plans.

(c) Employees of Parent and its Subsidiaries (other than Hamilton Beach and its Subsidiaries) are currently provided benefits under employee benefit plans, programs, policies or arrangements that are sponsored and maintained by Parent or its Subsidiaries (other than Hamilton Beach and its Subsidiaries) (collectively, the “Parent Benefit Plans”). On and after the Spin-Off Date, employees of Parent and its Subsidiaries (but not employees of Hamilton Beach and its Subsidiaries) will continue to receive benefits under the Parent Benefit Plans.

(d) On or before the Spin-Off Date, Parent, Hamilton Beach and HB/PS will take such actions as they determine are necessary and advisable to establish separate administrative services agreements and funding vehicles for Hamilton Beach Benefit Plans and Parent Benefit Plans and/or to provide for transitional services related thereto.

ARTICLE V

Representations and Covenants

5.1  Representations.  (a) Parent represents that, as of the date of this Agreement, there is no fact that may cause the Tax treatment of the Spin-Off to be other than the Intended Tax Treatment of the Spin-Off.

(b) Parent represents and warrants that neither it, nor any of its Affiliates, has any plan or intent to take, nor has it taken, any action which is inconsistent with any factual statements or representations made in connection with the Intended Tax Treatment of the Spin-Off.

(c) Each party to this Agreement has full power and authority to execute and deliver this Agreement and to consummate the Spin-Off. The execution and delivery of this Agreement and the consummation of the Spin-Off have been duly and validly authorized by each party to this Agreement, and no other proceedings on the part of such party or any other person are necessary to authorize the execution and delivery by such party of this Agreement or the consummation of the Spin-Off. This Agreement has been duly and validly executed and delivered by the parties hereto, and (assuming the valid execution and delivery of this Agreement by the other parties hereto and thereto) constitutes the legal, valid and binding agreement of such party enforceable against it in accordance with its terms, except as such obligations and their enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors’ rights generally, (ii) by general principles of equity, or (iii) the power of a court to deny enforcement of remedies based on public policy.

(d) Each of Hamilton Beach and HB/PS, on the one hand, and Parent and Housewares, on the other hand, has retained separate legal advisors in connection with the Spin-Off, and the terms of this Agreement, together with the Transition Services Agreement, have been negotiated by such parties at arm’s length and in good faith by their respective representatives.

5.2  Tax Covenants.  (a) Hamilton Beach covenants and agrees that (i) Hamilton Beach will not take any action or fail to take any action, and Hamilton Beach will cause each member of the Hamilton Beach Group to not take any action or fail to take any action, that causes the Tax treatment of the Spin-Off to be other than the Intended Tax Treatment of the Spin-Off, and (ii) through the second anniversary of the Spin-Off Date, it will not enter into, and it will cause each member of the Hamilton Beach Group to refrain from entering into, any understandings, agreements, arrangements or substantial negotiations with respect to transactions or events (including stock issuances, option grants, capital contributions, acquisitions, or changes in the voting power of any of its stock) which cause the Spin-Off to be treated under Section 355(e)(2)(A) of the Code as part of a plan or series of related transactions pursuant to which one or more persons acquire directly or indirectly stock of Hamilton Beach, or any predecessor or successor, representing a fifty percent or greater interest (each, a “Tainting Act”).

(b) Each of Parent and Hamilton Beach covenants and agrees that it will not take, and will cause the members of the Parent Group or the Hamilton Beach Group, respectively, to refrain from taking, any position on a Tax Return that is inconsistent with the treatment of the Spin-Off as tax free under Section 355 of the Code.

(c) Notwithstanding the foregoing, Hamilton Beach will be permitted to take any action listed in Section 5.2(a) that might be a Tainting Act if, prior to taking such action, Hamilton Beach provides notification to Parent of its plans with respect to such action and promptly responds to any inquiries by Parent following such notification, and either:

(i) Obtains an unqualified opinion reasonably acceptable to Parent of an independent nationally recognized tax counsel reasonably acceptable to Parent, on the basis of facts and representations consistent with the facts at the time of such action, that such action will not adversely affect the Intended Tax Treatment of the Spin-Off; or

(ii) Obtains Parent’s or Housewares’ consent in writing to such action, which consent will not be unreasonably withheld.

5.3  Litigation Matters.

(a) For a period of five years after the Closing Date, each party hereto will, to aid each other party hereto in the defense of any third-party Action relating to Hamilton Beach’s business, make available during normal business hours, but without unreasonably disrupting their respective businesses, all personnel and records in their possession, custody and/or control relating to Hamilton Beach’s business reasonably necessary to permit the effective defense or investigation of such Action. If information other than that pertaining to Hamilton Beach’s business is contained in such records, Parent and Hamilton Beach will make reasonable efforts to protect any confidential information, including but not limited to entering into appropriate confidentiality agreements. To the extent any such Action relates solely to Hamilton Beach’s or any of its Subsidiaries’ businesses, all such documented costs will be borne by Hamilton Beach. To the extent any such Action relates solely to Parent’s or any of its Subsidiaries’ businesses (other than Hamilton Beach or any of its Subsidiaries), all such documented costs will be borne by Parent. To the extent any such Action relates to Parent’s or any of its Subsidiaries’ businesses (other than Hamilton Beach or any of its Subsidiaries) and Hamilton Beach’s or any of its Subsidiaries’ businesses, all such documented costs will be allocated proportionately, based on their respective business interest in such action, between Hamilton Beach and Parent.

(b) Notwithstanding anything contained herein to the contrary, Hamilton Beach, formerly known as and suing as HB-PS Holding Company, Inc., hereby assigns to Parent all of Hamilton Beach’s rights and interests arising from the claims in the Action captioned NACCO Industries, Inc., et al. v. Applica Incorporated, et al.  , C.A. No. 2541, commenced in Delaware Chancery Court in 2006 (the “Delaware Litigation”). This assignment grants Parent the sole right to administer the Delaware Litigation in any manner and take any actions as it deems fit in connection with the Delaware Litigation. This assignment also grants Parent the right to retain any recovery obtained through the prosecution of the claims in the Delaware Litigation. Notwithstanding anything contained herein to the contrary, Hamilton Beach will fully cooperate and aid Parent in connection with the Delaware Litigation, make available during normal business hours, but without unreasonably disrupting Hamilton Beach’s business (including that of any of its Subsidiaries), all personnel and records in its possession, custody and/or control relating to Hamilton Beach’s business (including that of any of its Subsidiaries) reasonably necessary to permit the effective prosecution or investigation of the Delaware Litigation; provided, however, that Parent will reimburse Hamilton Beach for all reasonable documented out-of-pocket expenses incurred on or after the date of this Agreement by Hamilton Beach in connection with any such cooperation or aid in connection with the Delaware Litigation; and provided further, however, that to the extent that any claim is asserted by any of the defendants in the Delaware Litigation against Hamilton Beach or any of Hamilton Beach’s Subsidiaries arising out of or related to facts alleged in the complaint filed in the Delaware Litigation, Parent will indemnify and hold harmless from and against and will promptly defend the Hamilton Beach Indemnified Parties (as defined herein) from and reimburse the Hamilton Beach Indemnified Parties for any and all Damages which such parties may directly or indirectly at any time suffer or incur or become subject to as a result of or in connection with any such claim in the Delaware Litigation.

5.4  Other Cooperation.  Parent and Hamilton Beach will comply fully with all notification, reporting and other requirements under any Law or Order applicable to the Spin-Off. Parent and Hamilton Beach will use their commercially reasonable efforts to obtain, as soon as practicable, the authorizations that may be or become necessary for the performance of their respective obligations under this Agreement and the consummation of the Spin-Off and will cooperate fully with each other in promptly seeking to obtain such authorizations, except that no such party hereto will be required to make any material expenditure in connection with its obligations under this Section 5.4. Where the cooperation of third parties such as insurers or trustees would be necessary in order for a party hereto to completely fulfill its obligations under this Agreement, such party will use commercially reasonable efforts to cause such third parties to provide such cooperation, except that no party hereto will be required to make any material expenditure in connection therewith.

5.5  Expenses.  Whether or not the Spin-Off is consummated, all costs, fees and expenses incurred in connection with this Agreement and the Spin-Off will be borne as follows, unless otherwise provided herein or in the Transition Services Agreement or Trademark License Agreement: Parent will bear all of the Expenses of Parent and its Subsidiaries (other than Hamilton Beach and its Subsidiaries) and Hamilton Beach will bear all of the Expenses of Hamilton Beach and its Subsidiaries (other than Parent and its Subsidiaries other than Hamilton Beach and its Subsidiaries).

5.6  Certain Insurance Matters.  With respect to any Damages suffered by Hamilton Beach or any of its Subsidiaries after the Spin-Off Date relating to, resulting from or arising out of the conduct of Hamilton Beach’s business prior to the Spin-Off Date for which Parent or any of its Subsidiaries would be entitled to assert, or cause any other Person to assert, a claim for recovery under any policy of insurance maintained by Parent or for the benefit of Parent or any of its Subsidiaries in respect of Hamilton Beach’s business, Parent or any of its Subsidiaries, any product of Hamilton Beach’s business or any Hamilton Beach employee, at the request of Hamilton Beach, Parent will use its commercially reasonable efforts to assert and administer, or to assist Hamilton Beach or any of its Subsidiaries to assert and administer, one or more claims under such policy of insurance covering such Damage if Hamilton Beach or any of its Subsidiaries is not itself entitled to assert such claim, and any recovery in respect thereof will be paid to the party suffering such Damages; provided, however, that all of Parent’s reasonable out-of-pocket costs and expenses incurred in connection with the foregoing, including retroactive or other premium matters, are promptly reimbursed by Hamilton Beach. Notwithstanding the foregoing, Parent will have the sole right to administer all such claims in any manner and take any actions as it deems fit except to the extent any such administration or actions may adversely affect the availability of insurance coverage, the amount of any such coverage, the applicability of any coverage and/or the availability of future coverage or coverage limits with respect to Hamilton Beach or any of its Subsidiaries, in which case any administration or actions by Parent shall only be taken after consultation with, and consent of, Hamilton Beach. Nothing in this Section 5.6 will affect or modify or be deemed to affect or modify in any way any parties’ obligations under Article VI of this Agreement.

5.7  Confidentiality.  The parties hereto will keep strictly confidential any and all proprietary, technical, business, marketing, sales and other information disclosed to another party hereto in connection with the performance of this Agreement (the “Confidential Information”), and will not disclose the same or any part thereof to any third party, or use the same for their own benefit or for the benefit of any third party. The obligations of secrecy and nonuse as set forth herein will survive the termination of this Agreement for a period of five years. Excluded from this provision is any information available in the public domain and any information disclosed to any of the parties by a third party who is not in breach of confidential obligations owed to another person or entity. Notwithstanding the foregoing, each party hereto may disclose Confidential Information (a) to its bankers, attorneys, accountants and other advisors subject to the same confidentiality obligations imposed herein and (b) as may be required by law from time to time.

5.8  D&O Insurance.  Parent will (i) maintain in effect for a period of six years after the Spin-Off Date, if available, the current policies of directors’ and officers’ liability insurance maintained by Parent with respect to directors and officers of Hamilton Beach and its Subsidiaries (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to the directors and officers of Hamilton Beach and its Subsidiaries) or (ii) obtain as of the Spin-Off Date “tail” insurance policies with a claims period of six years from the Spin-Off Date with at least the same coverage and amounts and containing terms and conditions which are no less advantageous to the directors and officers of Hamilton Beach and its Subsidiaries, in each case, with respect to claims arising out of or relating to events which occurred before or at the Spin-Off Date; provided, however, that in no event will Parent be required to expend an annual premium for such coverage in excess of 250% of the last annual premium paid by it for such insurance prior to the date of this Agreement (the “Maximum Premium”). If such insurance coverage can only be obtained at an annual premium in excess of the Maximum Premium, Parent will obtain that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

ARTICLE VI

Indemnification

6.1  Indemnity by Parent.  Following the Closing, Parent will indemnify and hold Hamilton Beach, its Subsidiaries and each of their respective officers, directors, employees, agents and representatives and each of the successors and assigns of any of the foregoing (“Hamilton Beach Indemnified Parties”) harmless from and against and will promptly defend such parties from and reimburse such parties for any and all losses, damages, costs, expenses, Liabilities, obligations and claims of any kind, including reasonable attorneys’ fees and other costs and expenses, but excluding Taxes, which are covered by Article III (“Damages”) which such parties may directly or indirectly at any time suffer or incur or become subject to, as a result of or in connection with (a) any breach by Parent of any representation in this Agreement, (b) the failure by Parent to perform any covenant to be performed by it or its Subsidiaries under this Agreement in whole or in part after the Spin-Off Date, (c) the conduct of any business of Parent or its Subsidiaries other than Hamilton Beach’s business, including any indemnity or Liability thereof or any amount due or to become due in respect of the foregoing, and (d) any Pension Plan Obligation or any Other Parent Plan Obligations.

6.2  Indemnity by Hamilton Beach.  Following the Closing, Hamilton Beach will, on behalf of its successors and assigns, indemnify and hold Parent, its Subsidiaries and each of their respective officers, directors, employees, agents and representatives and each of the successors and assigns of any of the foregoing (“Parent Indemnified Parties”) harmless from and against, and will promptly defend such parties from and reimburse such parties for, any and all Damages which such parties may directly or indirectly at any time suffer or incur or become subject to, as a result of or in connection with (a) any breach by Hamilton Beach of any representation in this Agreement, (b) the failure by Hamilton Beach to perform any covenant to be performed by it or its Subsidiaries under this Agreement in whole or in part after the Spin-Off Date and (c) the conduct of any business of Hamilton Beach or its Subsidiaries, including any indemnity or Liability thereof or any amount due or to become due in respect of the foregoing; provided, however, that under no circumstances will Hamilton Beach be required to indemnify any Parent Indemnified Party for any Pension Plan Obligation or any Other Parent Plan Obligations. For the avoidance of doubt, following the Spin-Off, no Parent Indemnified Party will be liable for, and Hamilton Beach will indemnify, defend and fully protect each Parent Indemnified Party from and against any action or failure to take action by Hamilton Beach, any of its Subsidiaries or any of their respective directors, officers, employees, agents or representatives in their capacities as such whether prior to or on the Spin-Off Date, including any transaction based in whole or in part on the Spin-Off, except as expressly provided herein.

6.3  Insurance Coverage.  The indemnification to which any party is entitled hereunder will be net of all insurance proceeds actually received, if any, by the indemnified party with respect to the losses for which indemnification is provided in Section 6.1 or Section 6.2.

6.4  Right of Party to Indemnification.  Each party entitled to indemnification hereunder will be entitled to indemnification for losses sustained in accordance with the provisions of this Article VI regardless of any Law or public policy that would limit or impair the right of the party to recover indemnification under the circumstances.

6.5  Indemnification Procedures.  Any party seeking indemnification under this Article VI for a third party claim (the “Indemnified Party”) must notify the party from whom such indemnity is sought (the “Indemnifying Party”) in writing of any claim, demand, action or proceeding for which indemnification will be sought; provided, however, that the failure to so notify will not adversely impact the Indemnified Party’s right to indemnification hereunder except to the extent that such failure to notify actually prejudices, or prevents the Indemnifying Party’s ability to defend such claim, demand, action or proceeding. The Indemnifying Party will have the right at its expense to assume the defense thereof using counsel reasonably acceptable to the Indemnified Party. The Indemnified Party will have the right (i) to participate, at its own expense, with respect to any claim, demand, action or proceeding that is being diligently defended by the Indemnifying Party and (ii) to assume the defense of any claim, demand, action or proceeding at the cost and expense of the Indemnifying Party if the Indemnifying Party fails or ceases to defend the same. In connection with any such claim, demand, action or proceeding the parties will cooperate with each other and provide each other with access to relevant books and records in their possession. If a firm written offer is made to the Indemnifying Party to settle any such claim, demand, action or proceeding solely in exchange for monetary sums to be paid by the Indemnifying Party (and such settlement contains a complete release of the Indemnified Party and its Subsidiaries and their respective directors, officers and employees) and the Indemnifying Party proposes to accept such settlement and the Indemnified Party refuses to consent to such settlement, then (i) the Indemnifying Party will be excused from, and the Indemnified Party will be solely responsible for, all further defense of such claim, demand, action or proceeding, (ii) the maximum liability of the Indemnifying Party relating to such claim, demand, action or proceeding will be the amount of the proposed settlement if the amount thereafter recovered from the Indemnified Party on such claim, demand, action or proceeding is greater than the amount of the proposed settlement, and (iii) the Indemnified Party will pay all attorneys’ fees and legal costs and expenses incurred after rejection of such settlement by the Indemnified Party; provided, however, that if the amount thereafter recovered by the third party from the Indemnified Party is less than the amount of the proposed settlement, the Indemnified Party will be reimbursed by the Indemnifying Party for such attorneys’ fees and legal costs and expenses up to a maximum amount equal to the difference between the amount recovered by the third party and the amount of the proposed settlement.

ARTICLE VII

Conditions

7.1  Parent Conditions to the Distribution.  The obligations of Parent pursuant to this Agreement to effect the Spin-Off are subject to the fulfillment (or waiver by Parent pursuant to Section 7.2) on or prior to the Spin-Off Date (provided that certain of such conditions will occur substantially contemporaneous with the Spin-Off) of the following conditions:

(a) the receipt by Parent and Housewares of a reliance letter, dated as of a date prior to the Spin-Off Date and delivered in connection with the consummation of the financing and declaration of the Special Dividend, stating that Parent, Housewares and Hamilton Beach’s lenders are entitled to rely on the written opinion or opinions delivered to Hamilton Beach and HB/PS, dated as of a date prior to the Spin-Off Date, from AlixPartners, LLP (“AlixPartners”) to the effect that the Special Dividend will not render Hamilton Beach or HB/PS insolvent (as described in such opinion(s)) and that each of Hamilton Beach and HB/PS will have capital surplus (as described by such opinion) prior to and after giving effect to the Special Dividend;

(b) the receipt by Parent and Housewares, dated as of a date prior to the Spin-Off Date, of an opinion or opinions from AlixPartners to the effect that each of Parent and Housewares will have capital surplus (as described by such opinion) prior to and after giving effect to the Spin-Off;

(c) the receipt by Parent of a written opinion, dated as of the Spin-Off Date, from Jones Day, tax counsel to Parent, to the effect that the Spin-Off will qualify as a tax-free spin-off under Section 355 and related provisions of the Code. In rendering the foregoing opinion, counsel will be permitted to rely upon and assume the accuracy of certificates executed by officers of Parent and Hamilton Beach substantially in compliance with IRS published advanced ruling guidelines, with customary exceptions and modification thereto to enable such firm to deliver the legal opinion; and

(d) the receipt by Parent and Housewares of a reliance letter, dated as of a date prior to the Spin-Off Date, from AlixPartners stating that Parent and Housewares are entitled to rely on the written bring-down opinion or opinions delivered to Hamilton Beach and HB/PS to the effect that neither Hamilton Beach nor HB/PS will be insolvent (as described in such opinion(s)) immediately after the Spin-Off.

7.2  Waiver of Parent Conditions.  The conditions set forth in Section 7.1 hereof (excluding the condition set forth in Section 7.1(b)) may be waived in the sole discretion of the Board of Directors of Parent. The conditions set forth in Section 7.1 (excluding the condition set forth in Section 7.1(b)) are for the sole benefit of Parent and will not give rise to or create any duty on the part of Parent or the Board of Directors of Parent to waive or not waive any such conditions.

7.3  Hamilton Beach Conditions to the Distribution.  The obligations of Hamilton Beach and HB/PS pursuant to this Agreement to effect the Spin-Off will be subject to the fulfillment on or prior to the Spin-Off Date (provided that certain of such conditions will occur substantially contemporaneous with the Spin-Off) of the receipt by Hamilton Beach and HB/PS of an opinion from AlixPartners to the effect that the Special Dividend will not render Hamilton Beach or HB/PS insolvent (as described by such opinion) and that each of Hamilton Beach and HB/PS will have capital surplus (as described by such opinion) prior to and after giving effect to the Special Dividend.

ARTICLE VIII

Termination

8.1  Termination.  This Agreement may be terminated by Parent, in its sole discretion, prior to the date the Board of Directors of Parent declares a dividend giving effect to the Spin-Off.

8.2  Effect of Termination.  If this Agreement is terminated as provided in Section 8.1, then this Agreement will forthwith become void and there will be no liability on the part of any party to any other party or any other Person in respect hereof regardless of the circumstances.

ARTICLE IX

Miscellaneous

9.1  Survival.  All representations and warranties of the parties contained in this Agreement or made pursuant to this Agreement will expire as of the Spin-Off Date without further action by the parties, with the result that if the Spin-Off Date occurs, no party will have any liability or obligation in respect thereof, whether asserted before or after the Spin-Off Date, other than for actual fraud. The agreements contained herein that by their terms apply or are to be performed in whole or in part after the Spin-Off Date will survive indefinitely.

9.2  Amendment.  This Agreement may be amended, modified or supplemented only by the written agreement of the parties hereto or thereto.

9.3  Waiver of Compliance.  Except as otherwise provided in this Agreement, the failure by any Person to comply with any obligation, covenant, agreement or condition under such agreements may be waived by the Person entitled to the benefit thereof only by a written instrument signed by the Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any Person to enforce at any time any of the provisions of such agreements will in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of such agreements or any part thereof or the right of any Person thereafter to enforce each and every such provision. No waiver of any breach of such provisions will be held to be a waiver of any other or subsequent breach.

9.4  Notices.  All notices required or permitted pursuant to this Agreement must be in writing and will be deemed to be properly given when actually received by the Person entitled to receive the notice at the address stated below, or at such other address as a party may provide by notice to the other:

If to Parent or Housewares:

NACCO Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
Attention: Charles A. Bittenbender
Facsimile: (440) 449-9561

With a copy to:

Jones Day
North Point
901 Lakeside Avenue

Cleveland, Ohio 44114-1190
Attention: Thomas C. Daniels
Facsimile: (216) 579-0212

If to Hamilton Beach and/or HB/PS:

Hamilton Beach/Proctor-Silex, Inc.
4421 Waterfront Drive
Glen Allen, Virginia 23060
Attention: Kathleen L. Diller
Facsimile: (804) 527-7218

With a copy to:

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, Virginia 23219-4030
Attention: Clifford A. Cutchins, IV
Facsimile: (804) 225-5344

9.5  Third Party Beneficiaries.  Except as otherwise provided in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.6  Successors and Assigns.  This Agreement will be binding upon and will inure to the benefit of the signatories hereto and their respective successors and permitted assigns. None of the parties may assign this Agreement, or any of their rights or liabilities thereunder, without the prior written consent of the other parties thereto, and any attempt to make any such assignment without such consent will be null and void. Any such assignment will not relieve the party making the assignment from any liability under such agreements.

9.7  Severability.  The illegality or partial illegality of any or all of this Agreement or any provision hereof, will not affect the validity of the remainder of such agreements, or any provision thereof, and the illegality or partial illegality of any such agreements will not affect the validity of any such agreements in any jurisdiction in which such determination of illegality or partial illegality has not been made, except in either case to the extent such illegality or partial illegality causes such agreements to no longer contain all of the material provisions reasonably expected by the parties to be contained therein.

9.8  Governing Law.  This Agreement will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles.

9.9  Submission to Jurisdiction; Waivers.  Each party irrevocably agrees that any legal action or proceeding with respect to this Agreement, the Spin-Off, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may only be brought and determined in any federal or state court located in the State of Delaware, and each party hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the Spin-Off, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

9.10  Specific Performance.  The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Spin-Off, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

9.11  Counterparts.  This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

9.12  Entire Agreement.  This Agreement (including the documents and the instruments referred to in this Agreement), constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the signatories hereto has caused this Agreement to be signed by its duly authorized officer as of the date first above written.

NACCO INDUSTRIES, INC.

By:	/s/ Alfred M. Rankin, Jr.
Name:     Alfred M. Rankin, Jr.

Title:	Chairman, President and Chief
Executive Officer

HOUSEWARES HOLDING COMPANY

By:	/s/ Alfred M. Rankin, Jr.
Name:     Alfred M. Rankin, Jr.

Title:	President

HAMILTON BEACH, INC.

By:	/s/ Michael J. Morecroft
Name:     Michael J. Morecroft

Title:	President and Chief Executive Officer

HAMILTON BEACH/PROCTOR-SILEX, INC.

By:	/s/ Michael J. Morecroft
Name:     Michael J. Morecroft

Title:	President and Chief Executive Officer